FORM 3
U.S. OMB APPROVAL SECURITIES ANDOMB Number:3235-0104 EXCHANGE
Expires:April 30, 1997 COMMISSIO Estimated average burden N hours per response0.5
Washington,D.C. 20549 INITIAL STATEMEN T OF BENEFICIA L OWNERSHI P OF SECURITIES Filed pursuant to Section 16(a) of the SecuritiesExchange Act of 1934,
Section17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of
theInvestment Company Act of 1990



1. Name and Address of 2. Date of 4. Issuer
Name and Ticker of Trading Symbol Reporting
Person Event Requiring Statement Orbit
 International Corp. (ORBT) (Month/Day/Year) April
25, 2001

(Last)(First) (Middle) 5. Relationship of Reporting
 6. If Amendment, Person to Issuer Date of
Original Manno (Check all applicable) Mark J.
 X Director ____ 10% (Month/Day/Year)
Owner Officer (give____ Other (specify title below) below) 3. IRS Number 7. Individual or 47 of Reporting Joint/Group Mall Drive Person
 (Voluntary) X Form filed by One Reporting Person
Form filed by More than One Reporting Person (Street) Commack New York

(City)(State)(Zip) TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
OWNED

1. Title of Security 2. Amount of Securities 3. Ownership
4. Nature of Indirect Beneficial
Ownership (Instr. 5) (Instr. 4) Beneficially Owned
(Instr. 4)Form: Direct (D) or Indirect
(I)(Instr. 5) Common Stock 698 (D)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.(Print or Type Responses)
FORM 3 - (CONTINUED) TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
SECURITIES)
1. Title of Derivative Security 2. Date 3. Title and Amount 4. 5. 6. (Instr. 4) Exercisable of
Securities Underlying Derivative Security
(Instr. 4)Conversion Ownership Nature of and or
Form of Indirect Expiration Date (Month/Day/Year)
 Exercise Derivative Beneficial Ownership
Price of (Instr. 5) Security: Derivative Security
 Direct (D) or Indirect (I) (Instr. 5)

Date ExpirationDate TitleAmount Exercisable or Number of Shares
Explanation of Responses: /s/ Mark J. Manno
 May 8, 2001 **International misstatements or
omissions of facts constitute Federal Criminal
 Violations. Signature Date See 18 U.S.C. 1001
and 15 U.S.C. 78ff(a). Note: File three copies of this
Form, one of which must be manually
signed. If space provided is insufficient,
 C:\My Documents\Form 4's\Form 3 - Mark
Manno.txt.wpd See Instruction 6 for procedure.